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                                                        OMB APPROVAL
             UNITED STATES                      --------------------------------
    SECURITIES AND EXCHANGE COMMISSION          OMB Number:  3235-0145
          WASHINGTON, D.C. 20549                --------------------------------
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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 5)

                            Whitehall Jewellers, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    965063100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2280
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 17, 2006
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

----------------------------------                      ------------------------
CUSIP NO.      965063100                                PAGE 2 OF 9 PAGES
----------------------------------                      ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP      I.R.S. ID:  73-1728931
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                 (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    70,940,494 shares (including 68,020,815 shares
 OWNED BY                       issuable upon conversion of notes and payable as
   EACH                         shares of interest under the notes) (see Item 5)
 REPORTING             --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,940,494 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,940,494 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.02% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------                      ------------------------
CUSIP NO.      965063100                                PAGE 3 OF 9 PAGES
----------------------------------                      ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Lending LLC               I.R.S. ID:  02-0751960
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                 (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,094,346 shares of common stock (see Item 5)
 OWNED BY             --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,094,346 shares of common stock (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,094,346 shares of common stock (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.95% (assuming issuance of the notes and 12.49% otherwise)
            (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------                      ------------------------
CUSIP NO.      965063100                                PAGE 4 OF 9 PAGES
----------------------------------                      ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Funding LLC               I.R.S. ID:  61-149-4137
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                 (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    68,846,148 shares issuable upon conversion of
 OWNED BY                       notes and payable as shares of interest under
   EACH                         the notes (see Item 5)
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                68,846,148 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,846,148 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            64.07% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------                      ------------------------
CUSIP NO.      965063100                                PAGE 5 OF 9 PAGES
----------------------------------                      ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                 (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    70,940,494 shares (including 68,020,815 shares
 OWNED BY                       issuable upon conversion of notes and payable as
   EACH                         shares of interest under the notes) (see Item 5)
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,940,494 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,940,494 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.02% (See item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

         Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "AMENDMENT NO. 5", as previously amended by Amendment No. 1 filed on October 31, 2005, Amendment No. 2 filed on December 12, 2005, Amendment No. 3 filed on December 13, 2005, and Amendment No. 4 filed on January 6, 2006) amends the Schedule 13D filed on October 13, 2005 (File Number 005-46037) ("SCHEDULE 13D"). This Amendment No. 5 is being filed by Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), PWJ Lending LLC ("PWJ LENDING"), PWJ Funding LLC ("PWJ FUNDING") and Michael Zimmerman ("MR. ZIMMERMAN" and, together with Prentice Capital Management, PWJ Lending and PWJ Funding, the "REPORTING PERSONS") relating to the Common Stock, par value $.001 per share (the "Shares"), of Whitehall Jewellers, Inc., a Delaware corporation (the "COMPANY").

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is incorporated herein by reference to Exhibit A of Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

         Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment No. 5. PWJ Lending and PWJ Funding are entities directly controlled by Prentice Capital Management, its manager. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Amendment No. 5. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 5.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to add the following supplemental information:


The Reporting Persons communicate with certain stockholders of the Company, from time to time, to purchase Shares of Common Stock, with proxy, for the purposes of voting any Shares beneficially owned by them in favor of the Company's proposals to be considered at the Special Meeting and against the election of any nominees to the Board of Directors of the Company by Newcastle. There can be no assurance that any such purchases will be consummated.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 is hereby amended and restated as follows:

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 16,763,215 Shares outstanding as of December 9, 2005. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

         As described in Item 3, as of the date of this Amendment No. 5, (i) PWJ Lending beneficially owns 2,094,346 Shares, which were issued upon exercise of the Warrants representing approximately 1.95% of the Shares outstanding (assuming issuance of the Notes and 12.49% otherwise), (ii) PWJ Funding may be deemed to beneficially own 68,846,148 Shares, 68,020,815 Shares of which would be issuable upon conversion of the Notes, including interest shares if interest will be paid in Common Stock for the first three years of the note, at a conversion price of $.75, and an aggregate of 825,333 Shares of which were acquired in three separately privately negotiated transactions, which shall represent approximately 64.07% of the Shares then outstanding, (iii) each of Prentice Capital Management and Mr. Zimmerman may be deemed to beneficially own 70,940,494 Shares, including the 2,094,346 Shares issued upon exercise of the Warrant and 68,020,815 Shares issuable upon conversion of the Notes, which combined represent beneficial ownership of approximately 66.02% of the Shares (assuming issuance of the Notes and 17.42% otherwise). In addition, as described under Item 4, Holtzman is deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act. Collectively, the Reporting Persons and Holtzman are deemed to beneficially own approximately 23.72% of the Shares outstanding (without taking into account any Shares issuable upon conversion of the Notes and payable as shares of interest under the Notes). Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

         (a) The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

         (b) Certain of the Reporting Persons share voting and dispositive powers over the Shares beneficially owned to the extent reported herein.

         (c) On October 3, 2005, in connection with the execution of the Securities Purchase Agreement, the Company (i) issued to PWJ Lending the Warrant to purchase 2,094,346 Shares at an exercise price of $.75 per share and (ii) entered into the Securities Purchase Agreement whereby the Company would issue to PWJ Funding notes convertible into 68,020,815 Shares, including the payment of interest shares for the first three years of the term of the note, at a conversion price of $.75 per share. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement. On December 6, 2005, PWJ Lending exercised the Warrant in full and as of said date was the record owner of 2,094,346 Shares that were issued upon exercise of the Warrant. Pursuant to a letter agreement dated January 4, 2006 (the "HARMAN LETTER") between Matthew Harman ("MR. HARMAN") and PWJ Funding, PWJ Funding agreed to purchase 213,333 Shares from Mr. Harman. A copy of the Letter Agreement was filed on January 6, 2006 by the Reporting Persons as Exhibit B to Amendment No. 4 and is incorporated herein by reference. Subsequent to the date of the Harman Letter, PWJ Funding and Mr. Harman orally modified the Harman Letter to reflect that PWJ Funding would purchase only 163,433 Shares and on January 5,

2006, PWJ Funding purchased such amount of Shares at a per Share price of $1.20 in cash. As previously described in Amendment No.4 of this Schedule 13D, PWJ Funding purchased an additional 612,000 in another privately negotiated transaction at an initial per Share price of $1.20 in cash on January 6, 2006, subject to adjustment, based on the difference between $1.20 per Share and the per Share price paid by Newcastle in its tender offer payable on the same date that Newcastle pays the tendering Company stockholders for their Shares, if at all. On January 9, 2006, PWJ Funding purchased the 49,900 remaining Shares not previously purchased pursuant to the Harman Letter at a per Share price of $1.20 in cash for a total purchase price of $49,901.20.

         (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 is hereby amended to insert the following at the end thereof:


         The Harman Letter is incorporated by reference into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Joint Filing Agreement dated October 12, 2005 (previously filed with
Schedule 13D on October 13, 2005 and incorporated by reference herein.)

Exhibit B Letter Agreement by and between PWJ Funding LLC and Matthew Harman dated January 4, 2006 (previously filed with Amendment No. 4 to Schedule 13D on January 6, 2005 and incorporated by reference herein.)

                                   SIGNATURES
         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2006


PRENTICE CAPITAL MANAGEMENT, LP


By:  /s/ Michael Weiss
     --------------------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer



PWJ FUNDING LLC


By: Prentice Capital Management, LP, its Manager


By:  /s/  Michael Weiss
     --------------------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer



PWJ LENDING LLC


By:  /s/  Jonathan Duskin
     --------------------------------------------------
     Name:  Jonathan Duskin
     Title: Managing Director



MICHAEL ZIMMERMAN

/s/  Michael Zimmerman
-----------------------------------
Michael Zimmerman

                                  EXHIBIT INDEX

Exhibit A Joint Filing Agreement dated October 12, 2005 (previously filed with
Schedule 13D on October 13, 2005 and incorporated by reference herein).

Exhibit B Letter Agreement by and between PWJ Funding LLC and Matthew Harman dated January 4, 2006 (previously filed with Amendment No. 4 to Schedule 13D on January 6, 2005 and incorporated by reference herein.)